August 3, 2012

Via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:    Mr. Daniel L. Gordon

Re:    Stratus Properties Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 30, 2012
File No. 0-19989

Dear Mr. Gordon:

Stratus Properties Inc. (the “Company”) is submitting this letter in response to the comments received from the Commission's staff (the “Staff”) by email dated July 20, 2012, in connection with the Company's Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”). We have numbered and reproduced below the full text of the Staff's comments in italics, each of which is followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Allocation of Overhead Costs, page 21

Comment 1: In future filings please expand your disclosure to discuss the periods of capitalization including a discussion of when the capitalization period ends.

Response 1: In accordance with Accounting Standards Codification (ASC) 970-360-25, the Company capitalizes certain overhead costs to properties under development. However, as ASC 970-360-25 does not specify the periods of capitalization, the Company follows guidance in ASC 835-20-25 and capitalizes such overhead costs from the date of initiation of development activities through the date the property is substantially complete and ready for its intended use. A property is ready for its intended use when it is placed in service or classified as held for sale.

Securities and Exchange Commission
August 3, 2012

In future Form 10-K filings, we will provide disclosure in Management's Discussion and Analysis (MD&A) and in Note 1 to the Financial Statements, “Summary of Significant Accounting Policies,” as follows:

“Overhead costs are eligible for capitalization from the date development activities are initiated through the date the property is substantially complete and ready for its intended use. A property is ready for its intended use when it is placed in service or classified as held for sale.”

Comment 2: Please tell us the amount of overhead costs, by type, capitalized to each project in the latest period. To the extent that these amounts are material to earnings, please disclose the amounts capitalized in future filings.

Response 2: During the year ended December 31, 2011, we capitalized $1.4 million of overhead costs to certain of our development projects as detailed below (in thousands):

Barton Creek Section N	$5
Parkside Village	2
W Austin Hotel & Residences Project	1,365
Total	$1,372

A summary of the capitalized overhead costs by type for the year ended December 31, 2011, follows (in thousands):

Direct overhead:
Salaries and other compensation	$622
Legal fees	335
Contract labor	145
Consulting fees	75
Miscellaneous costs	85
Indirect overhead	110
Total	$1,372

In future Form 10-K filings, we will provide disclosure in MD&A as follows:

“During the years ended December 31, 201X and 201Y, we capitalized $[ ] million and $[ ] million, respectively, of overhead costs primarily related to [ ].”

Securities and Exchange Commission
August 3, 2012

Note 1. Summary of Significant Accounting Policies

Real Estate and Commercial Leasing Assets, page 39

Comment 3: We note from your disclosure at the top of page 40, that you recorded no impairment charges during 2011 and 2010. Please clarify to us whether you have tested any of your assets for impairment during 2011 and tell us the detailed results of any such testing. We note that you expect fewer condominium sales in 2012 and that sales at some of your other properties have been slow or nonexistent for several years. Also, it appears from the disclosure on page 22 that sales prices at Calera have been declining and that the one Calera Court Courtyard Home that sold in 2011 sold for a loss, based on the table on page 25.

Response 3: We perform impairment tests on our assets when events or circumstances indicate that an asset's carrying amount may not be recoverable. Recent economic conditions and weakness in the real estate and credit markets have resulted in a general decline in leasing activity across the U.S. and have caused vacancy rates to increase in most markets, including Austin, Texas. We concluded that the significant declines in sales activity and increases in vacancy rates in the real estate market in general indicated that there may have been a significant change in the business climate which could affect the value of our assets. Accordingly, at December 31, 2011, we assessed the carrying values of both our long-lived assets to be held and used, as well as our assets held for sale, for recoverability using then-current estimates and other information available to us at that time in accordance with ASC 970-360-35.

In future Form 10-K filings, we will expand our disclosure to indicate both whether impairment tests were performed and whether impairment charges were recorded with the following:

“In the fourth quarters of 201X and 201Y, the Company concluded that the significant declines in sales activity and increases in vacancy rates in the real estate market in general indicated that there may have been a significant change in the business climate which could affect the value of the Company's assets. Accordingly, at December 31, 201X and 201Y, the Company assessed the carrying values of its long-lived assets to be held and used, as well as its assets held for sale, for recoverability and determined no impairment charges were required.”

Following is further discussion of our assessment of recoverability for these assets at December 31, 2011:

Assets to be Held and Used

The Company's assets to be held and used at December 31, 2011, included “Real estate held for investment” totaling $185.2 million, “Real estate under development” totaling $55.0 million and “Land held for future development” totaling $60.9 million.

Securities and Exchange Commission
August 3, 2012

Real Estate Held for Investment and Real Estate Under Development

W Austin Hotel & Residences. The W Austin Hotel opened in December 2010, ACL-Live at Moody Theater opened in February 2011, and tenants in the office/retail component began taking occupancy beginning in March 2011. The recoverability of the carrying amount of these properties was evaluated by comparing the projected future cash flows from internal models to the carrying values. The projected future net cash flows exceeded the carrying values.

Approximately 61 condominium units of the 81 unsold condominium units at W Austin Residences were complete as of December 31, 2011, with the remaining 20 condominium units still under development. For the 20 condominium units under development, we compared the projected future cash flows from sales less remaining costs to complete (including capitalized interest) to the carrying value of the under development assets. The projected future net cash flows for the undeveloped units exceeded the carrying value. The recoverability analysis for the completed condominium units is discussed under Assets Held for Sale below.

Parkside Village. Parkside Village is a 92,473-square foot retail project under development in Circle C. We prepared cash flow projections for this project, including remaining development costs, capitalized interest, rental income and proceeds from a potential sale of the property. The projected future net cash flows exceeded the carrying value of the property.

Other properties held for investment. We prepared cash flow projections for the 5700 Slaughter retail complex and Barton Creek Village, including rental income, operating expenses and projected proceeds upon sale of the properties. Estimated undiscounted future cash flows exceeded the carrying values of both of these properties. We sold our two buildings at 7500 Rialto in February 2012 for $27 million, realizing a gain of approximately $10 million before deferring $5 million of the gain because of a guaranty provided to the lender upon the buyer's assumption of the related loan.

Land Held for Future Development

The Company's land held for future development primarily includes undeveloped land at Barton Creek (1,421 acres), Circle C (490 acres) and Lantana (223 acres). The Company's carrying values of these assets were previously reduced as part of a $115 million impairment charge for its real estate assets recognized in 1994 to reflect the Company's investment in its real estate assets at then-current fair values. In reviewing these properties for recoverability at December 31, 2011, we considered recent appraisals commissioned by our lender, Comerica Bank, for the purpose of establishing collateral values under our loan facilities, internal estimates of sales values of the land and current offers received for the properties. As a result of this analysis, we determined that the carrying values of these assets were recoverable at December 31, 2011.

Securities and Exchange Commission
August 3, 2012

Assets Held for Sale

The Company's assets held for sale at December 31, 2011, included “Real estate held for sale” totaling $74.0 million.

Developed Lots. We compared the carrying value of each property as of December 31, 2011, to recent comparative sales values, and for each property the estimates of fair value less costs to sell exceeded the related carrying values.

Although sales activity has declined in recent years, during 2010 and 2011, we sold 29 Meridian 100' lots, 13 Meridian 50' lots, two Calera Court Courtyard homes, two Verano Drive lots, one Wimberly lot and one Amarra Drive Phase I lot. In addition, during first-quarter 2012, we sold three Verano Drive lots, one Mirador lot and one Calera Drive lot. Proceeds from the sale of all of these properties (net of selling costs) exceeded their carrying values, except for the last Calera Court Courtyard home sold in June 2011. The Calera Court Courtyard Home that was sold in 2011 for a loss represented the last home in our inventory.

Other than our condominium units discussed below, all of our remaining assets held for sale are developed lots. Although our sales of developed lots have declined in recent years, we have not sold any lots for a loss. We believe that the prices obtained for recent sales support our conclusion that carrying values of these properties do not exceed their fair values. We believe that many of our developments have inherent value given their unique nature and location and this value should be sustainable in the future.

W Austin Residences. The W Austin Residences construction project was nearly complete at the end of 2010 and includes 159 condominium units. As of December 31, 2010, 84 of the 159 condominium units were under contract following sales activity that began at initiation of the project in 2008. We closed sales on 78 condominium units during 2011 and a cumulative total of 90 units through March 31, 2012, leaving a remaining inventory of 69 units. The lower level of expected condominium sales in 2012 is a natural progression from the initial buildup of pre-completion sales and the declining inventory of units. We have not sold, and currently do not expect to sell, any units at a loss. We compared the projected future cash flows from sales less costs to sell to the carrying value of the 61 remaining completed condominiums at December 31, 2011. The projected future net cash flows for the completed units exceeded the carrying value.

Comment 4: You disclose that you capitalized $11.1 million in interest during 2011. It appears that from the cash flow statement during 2011 you incurred approximately $16 million in total capital expenditures. Please explain how capitalized interest is a majority of your total capital expenditures.

Response 4: For the year ended December 31, 2011, we incurred $76.2 million of capital expenditures, including $11.1 million of capitalized interest. Of that total of $76.2 million, $58.6 million, including $9.9 million of capitalized interest, was incurred in the development of real estate properties being developed for sale. In accordance with ASC 970-230-45, those cash

Securities and Exchange Commission
August 3, 2012

outflows are classified as an operating cash flow in the cash flow statement. The remaining $17.6 million of capital expenditures, including $1.2 million of capitalized interest, related to our Hotel segment ($6.3 million), Commercial Leasing segment ($6.3 million) and our Entertainment Venue segment ($5.0 million) and are classified as investing activities in the cash flow statement.

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (512) 478-5788.

Sincerely,

/s/ Erin D. Pickens

Erin D. Pickens
Senior Vice President & Chief Financial Officer

cc:    William H. Armstrong III